UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MORGANS HOTEL GROUP CO.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

61748W108

(CUSIP Number)

Robert P. Bermingham

The Yucaipa Companies LLC

9130 W. Sunset Boulevard

Los Angeles, California 90069

(310) 789-7200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61748W108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ronald W. Burkle

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 3,257,671 shares(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 3,257,671 shares (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,257,671 shares (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (1)

14.	Type of Reporting Person* IN

* See Instructions

(1) Beneficial ownership of common stock of the issuer through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock, subject to an exercise cap that limits the warrant holders from exercising such warrants to the extent that doing so would result in the warrant holders and their affiliates beneficially owning in excess of 9.9% of the issuer’s common stock.  The number of shares shown as beneficially owned represents 9.9% of the issuer’s common stock based on 29,648,096 shares issued and outstanding on October 15, 2009 as increased by the assumed exercise of the warrants.  Such warrants are not currently exercisable, provided that the reporting person expects such warrants to become exercisable within 60 days of the date hereof.

CUSIP No. 61748W108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Management, LLC 30-0013506

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 3,257,671 shares(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 3,257,671 shares (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,257,671 shares (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (1)

14.	Type of Reporting Person* OO

* See Instructions

(1) Beneficial ownership of common stock of the issuer through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock, subject to an exercise cap that limits the warrant holders from exercising such warrants to the extent that doing so would result in the warrant holders and their affiliates beneficially owning in excess of 9.9% of the issuer’s common stock.  The number of shares shown as beneficially owned represents 9.9% of the issuer’s common stock based on 29,648,096 shares issued and outstanding on October 15, 2009 as increased by the assumed exercise of the warrants.  Such warrants are not currently exercisable, provided that the reporting person expects such warrants to become exercisable within 60 days of the date hereof.

CUSIP No. 61748W108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Funds, LLC 30-0013485

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 3,257,671 shares(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 3,257,671 shares (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,257,671 shares (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (1)

14.	Type of Reporting Person* OO

* See Instructions

(1) Beneficial ownership of common stock of the issuer through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock, subject to an exercise cap that limits the warrant holders from exercising such warrants to the extent that doing so would result in the warrant holders and their affiliates beneficially owning in excess of 9.9% of the issuer’s common stock.  The number of shares shown as beneficially owned represents 9.9% of the issuer’s common stock based on 29,648,096 shares issued and outstanding on October 15, 2009 as increased by the assumed exercise of the warrants.  Such warrants are not currently exercisable, provided that the reporting person expects such warrants to become exercisable within 60 days of the date hereof.

CUSIP No. 61748W108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance Fund II, LLC 26-2119718

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 3,257,671 shares(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 3,257,671 shares (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,257,671 shares (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (1)

14.	Type of Reporting Person* OO

* See Instructions

(1) Beneficial ownership of common stock of the issuer through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock, subject to an exercise cap that limits the warrant holders from exercising such warrants to the extent that doing so would result in the warrant holders and their affiliates beneficially owning in excess of 9.9% of the issuer’s common stock.  The number of shares shown as beneficially owned represents 9.9% of the issuer’s common stock based on 29,648,096 shares issued and outstanding on October 15, 2009 as increased by the assumed exercise of the warrants.  Such warrants are not currently exercisable, provided that the reporting person expects such warrants to become exercisable within 60 days of the date hereof.

CUSIP No. 61748W108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance Fund II, L.P. 26-2119783

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,963,875 shares(1)

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 1,963,875 shares (2)

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,963,875 shares (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 5.97% (2)

14.	Type of Reporting Person* PN

* See Instructions

(2) Beneficial ownership of common stock of the issuer through warrants to purchase 7,535,580 shares of the issuer’s common stock, subject to an exercise cap that limits the reporting person from exercising such warrants to the extent that doing so would result in the reporting person and its affiliates beneficially owning in excess of 9.9% of the issuer’s common stock.  The number of shares shown as beneficially owned represents 5.97% of the issuer’s common stock based on an initial amount of 29,648,096 shares of common stock issued and outstanding on October 15, 2009 as increased by the assumed pro rata exercise of the warrants and other warrants held by Yucaipa American Alliance (Parallel) Fund II, L.P., another reporting person.  Such warrants are not currently exercisable, but the reporting person expects such warrants to become exercisable within 60 days of the date hereof.

CUSIP No. 61748W108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance (Parallel) Fund II, L.P. 26-2119907

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,293,796 shares(1)

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 1,293,796 shares (3)

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,293,796 shares (3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 3.93% (3)

14.	Type of Reporting Person* PN

* See Instructions

(3) Beneficial ownership of common stock of the issuer through warrants to purchase 4,964,420 shares of the issuer’s common stock, subject to an exercise cap that limits the reporting person from exercising such warrants to the extent that doing so would result in the reporting person and its affiliates beneficially owning in excess of 9.9% of the issuer’s common stock.  The number of shares shown as beneficially owned represents 3.92% of the issuer’s common stock based on an initial amount of 29,648,096 shares of common stock issued and outstanding on October 15, 2009 as increased by the assumed pro rata exercise of the warrants and other warrants held by Yucaipa American Alliance Fund II, L.P., another reporting person.  Such warrants are not currently exercisable, but the reporting person expects such warrants to become exercisable within 60 days of the date hereof.

CUSIP No. 61748W108

Item 1.                            Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Morgans Hotel Group Co., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 475 10th Ave., New York, NY 10018.

Item 2.                            Identity and Background.

(a)                                  This statement is being filed jointly by (i) Ronald W. Burkle, an individual, (ii) Yucaipa American Management, LLC, a Delaware limited liability company (“Yucaipa American Management”), (iii) Yucaipa American Funds, LLC, a Delaware limited liability company (“Yucaipa American Funds”), (iv) Yucaipa American Alliance Fund II, LLC, a Delaware limited liability company (“YAAF II LLC”), (v) Yucaipa American Alliance Fund II, L.P., a Delaware limited partnership (“YAAF II”), and (vi) Yucaipa American Alliance (Parallel) Fund II, L.P., a Delaware limited partnership (“YAAF II Parallel” and, together with Mr. Burkle, Yucaipa American Management, Yucaipa American Funds, YAAF II LLC and YAAF II, the “Reporting Persons”). Mr. Burkle is the managing member of Yucaipa American Management, which is the managing member of Yucaipa American Funds, which is the managing member of YAAF II LLC, which, in turn, is the general partner of each of YAAF II and YAAF II Parallel (YAAF II and YAAF II Parallel, the “Investors”).

(b)                                  The address of the principal business and principal office of each of the Reporting Persons is c/o The Yucaipa Companies LLC, 9130 W. Sunset Boulevard, Los Angeles, California 90069.

(c)                                  The principal business of each of the Reporting Persons is investing. The present principal occupation or employment of Mr. Burkle is as the managing member of Yucaipa American Management, as well as the managing member of The Yucaipa Companies LLC, a private investment group, the address of which is 9130 W. Sunset Boulevard, Los Angeles, California 90069.

(d)                                  None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)                                  None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                    Mr. Burkle is a United States citizen.

Item 3.                            Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Investors to acquire beneficial ownership of the Common Stock described in Item 5 together with 75,000 shares of the Company’s non-voting Series A Preferred Securities was approximately $75,000,000. All funds in respect of such transactions were drawn from capital contributions of the partners of the Investors.  The Reporting Persons have beneficial ownership of such Common Stock through the Investor Warrants held by the Investors, which are more fully described in Item 4 below.  The initial exercise price of the Investor Warrants is $6.00 per share of Common Stock, subject to adjustment in certain circumstances as more fully described in Item 4 below.

CUSIP No. 61748W108

Item 4.                            Purpose of Transaction.

The Investors have acquired warrants to acquire shares of Common Stock of the Company (the “Investor Warrants”).  The Investor Warrants represent rights to acquire an aggregate of 12,500,000 shares of Common Stock subject to certain adjustments, provided that the Investors have agreed that the Investor Warrants may not be exercised to the extent that such exercise would cause the Investors and their affiliates to beneficially own in the aggregate in excess of 9.9% of the aggregate Common Stock (the “Exercise Cap”).(4)  The Exercise Cap may be removed in the event that the Investors and all necessary associates of the Investors obtain the findings of suitability under gaming laws that are applicable to the Company and necessary for the Investors to beneficially own greater than 9.9% of the outstanding Common Stock.  In addition, YAAF II LLC has acquired two contingent warrants (the “Contingent Warrants” and collectively with the Investor Warrants, the “Warrants”) representing rights to acquire 5,000,000 shares of Common Stock, which are subject to vesting in accordance with their terms and, if the Contingent Warrants become vested, exercise thereof is subject to the Exercise Cap.  The vesting of the Contingent Warrants is more fully described in Item 6 below.  During the first year following issuance, the Investors Warrants are subject to certain anti-dilution protections for issuances below the exercise price, and all of the Warrants are subject to customary anti-dilution adjustments for stock splits, recapitalizations and similar events.  The foregoing description of the Warrants is qualified in its entirety by reference to the provisions of the Warrants incorporated by reference in and filed as an exhibit to this Schedule 13D.  The Warrants were purchased from the Company in a negotiated transaction on October 15, 2009.

Pursuant to the Purchase Agreement (more fully described in Item 6 below), the Investors are entitled to appoint a nominee to the Company’s board of directors for so long as they collectively own (or hold rights to acquire through exercise of the Warrants) at least 875,000 shares of Common Stock (subject to adjustment in certain circumstances).

The Reporting Persons currently hold the Warrants, and intend to hold any shares of Common Stock issued upon exercise thereof, for investment purposes.  However, the Reporting Persons intend to closely monitor the Company’s performance and, subject to the covenants and obligations contained in the Purchase Agreement and other agreements pertaining to the Reporting Persons’ beneficial ownership of the Common Stock more fully described in Item 6 below, may modify their plans in the future depending on the Reporting Persons’ evaluation of various factors, including the investment potential of the Common Stock, the Company’s business prospects and financial position, other developments concerning the Company and its competitors, opportunities that may be available to the Company, the price level and availability of the Common Stock, available opportunities to acquire or dispose of the Common Stock, realize trading profits or minimize trading losses, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities, developments relating to the business of the Reporting Persons and other factors deemed relevant by the Reporting Persons.  In connection with the activities described above, the Reporting Persons intend, to the extent permitted under the Purchase Agreement and other agreements more fully described in Item 6 below, to communicate with, and express their views to, the board of directors and management of the Company and may communicate with, and express their views to, other persons regarding the Company, including, without limitation, other stockholders of the Company and potential strategic or financing partners.

The Reporting Persons may in the future exercise any and all of their respective rights as stockholders of the Company in a manner consistent with their interests as equity owners.  Depending on their evaluation of the factors listed above, the Reporting Persons may take such actions with respect to their holdings in the Company as they deem appropriate in light of circumstances existing from time to time, to the extent permitted under the Purchase Agreement and other agreements more fully described in Item 6 below.  Such actions may involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including:

(4) The Investor Warrants are not currently exercisable but will become exercisable upon the earlier of (a) January 15, 2010, or (b) the first business day following a special meeting of the stockholders of the Company to approve the issuance of Common Stock upon exercise of the Warrants.  The Company has informed the Reporting Persons, and the Reporting Persons reasonably expect, that such special meeting will be scheduled to occur within 60 days of the date hereof.

CUSIP No. 61748W108

(1)                                  the acquisition of additional shares of Common Stock or other securities of the Company, in the open market, through privately negotiated transactions with third parties or otherwise;

(2)                                  the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares now owned or hereafter acquired by the Reporting Persons;

(3)                                  encouraging, soliciting or voting its shares of Common Stock to approve an extraordinary transaction, such as merger or consolidation of the Company with one or more third parties or with one of the Reporting Persons or their affiliates;

(4)                                  encouraging, soliciting or voting to approve the sale of a material amount of the Company’s or its subsidiaries’ assets or one or more of the subsidiaries;

(5)                                  encouraging, soliciting or voting to approve changes to the composition or size of the Company’s board of directors or the terms to be served by directors, or nominating or approving persons to fill existing vacancies on the Company’s board of directors, or changes to the Company’s management;

(6)                                  encouraging, soliciting or voting to approve issuances, redemptions or repurchases of Company securities, or stock or cash dividends, or stock splits or reverse stock splits, or other changes to the present capitalization and dividend policies of the Company;

(7)                                  encouraging, soliciting or voting to approve changes to the Company’s business or corporate structure;

(8)                                  encouraging, soliciting or voting to approve changes to the Company’s articles of incorporation or bylaws, including changes which may impede or facilitate the acquisition of control of the Company by any person;

(9)                                  encouraging, soliciting or voting to cause the Common Stock, or any other securities of the Company to be quoted on the an inter-dealer quotation system or listed on any national securities exchange;

(10)                            encouraging, soliciting or voting to cause the Common Stock, or any other securities of the Company that may be quoted on the Nasdaq National Market or any other inter-dealer quotation system or listed on any national securities exchange, to no longer be authorized to be quoted on the Nasdaq National Market or any other inter-dealer quotation system or to be delisted from any national securities exchange, or for the registration of any such securities under the federal securities laws to be terminated; or

(11)                            encouraging, soliciting or voting to approve other actions similar to those set forth above or as otherwise contemplated by paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

In connection with the activities described above, the Reporting Persons intend to (1) participate in the management of the Company through representation on the board of directors of the Company, including representation on committees of the board of directors (including the corporate governance and nominating committee), and by exercising contractual consent rights with respect to certain extraordinary transactions involving the Company, (2) discuss with management, directors, other stockholders and others the Company’s business, the value of the Company and its business, the Company’s management, potential alternatives and opportunities listed above and others that might affect the value of the Company, (3) express their views and, together with other advisors, provide advice to management, directors, other stockholders and others, and (4) comply with all covenants and obligations contained in each of the agreements pertaining to their beneficial ownership of Common Stock more fully described in Item 6 below.

In addition, the Reporting Persons may, individually or in the aggregate, from time to time enter into or unwind hedging or other derivative transactions with respect to the Common Stock to the extent the Investors are permitted to do so under the Purchase Agreement (more fully described in Item 6 below).

CUSIP No. 61748W108

As of the date of this Schedule 13D, except as set forth above, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the events referred to in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

The disclosures set forth in Item 6 below and the Exhibits to this Schedule 13D set forth in Item 7 below are incorporated by reference in this Item 4.  All descriptions of the agreements filed as exhibits to this Schedule 13D are qualified in their entirety by referenced to the agreements as incorporated by reference and filed herein.

Item 5.                            Interest in Securities of the Issuer.

(a)                                  (i)  Assuming the Investor Warrants are exercisable within 60 days of the date hereof, YAAF II is the direct beneficial owner of 1,963,875 shares of Common Stock, and YAAF II Parallel is the direct beneficial owner of 1,293,796 shares of Common Stock based upon the Exercise Cap referred to in Item 4.  These amounts assume that the right to exercise the Investor Warrants subject thereto are allocated on a pro rata basis as between the Investors.  However, either Investor may exercise Investor Warrants for a greater amount of shares of Common Stock, provided the Investors together do not exceed the Exercise Cap.

(ii)  Based upon the 29,648,096 shares of Common Stock outstanding as of October 15, 2009, as represented by the Company to YAAF II and YAAF II Parallel as outstanding in connection with the purchase of the Warrants, the number of shares of Common Stock directly beneficially owned by YAAF II and YAAF II Parallel represents approximately 5.97%, and 3.93% of the Common Stock, respectively, and 9.9% of the Common Stock in the aggregate, in each case on a fully diluted basis based on the Exercise Cap referred to in Item 4.  These amounts and percentages assume that the right to exercise the Investor Warrants subject to the Exercise Cap are allocated on a pro rata basis as between the Investors.  However, either Investor may exercise Investor Warrants for a greater amount of shares of Common Stock, provided the Investors together do not exceed the Exercise Cap.

(iii)  By virtue of the relationships described under Item 2 of this Schedule 13D, each of the other Reporting Persons may be deemed to share beneficial ownership of the shares of Common Stock directly beneficially owned by YAAF II and YAAF II Parallel.

(iv)  YAAF II and YAAF II Parallel each disclaims any ownership of the shares of Common Stock owned by the other, and the filing of this Statement shall not be construed as an admission that either YAAF II or YAAF II Parallel is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of shares owned by the other.

(v)  Mr. Burkle disclaims any ownership of the shares of Common Stock owned by the other Reporting Persons, and the filing of this Statement shall not be construed as an admission that Mr. Burkle is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such shares.

(b)                                (i)  YAAF II has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by it.

(ii)  YAAF II Parallel has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by it.

(iii)  By virtue of the relationships described under Item 2 of this Schedule 13D, each of the other Reporting Persons may be deemed to share the indirect power to vote and direct the disposition of the shares held by each of YAAF II and YAAF II Parallel.

CUSIP No. 61748W108

(c)                                                          The Investor Warrants were purchased by the Investors pursuant to the Purchase Agreement described in Item 6 below.  The Contingent Warrants were acquired by YAAF II LLC pursuant to the Fund Agreement described in Item 6 below.  The aggregate purchase price paid for the Warrants and the 75,000 shares of the Company’s non-voting Series A Preferred Securities referred to in Item 3 above was approximately $75,000,000.

(d)                                                          Except as stated elsewhere in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by YAAF II and YAAF II Parallel.

(e)                                                          Not applicable.

Item 6.                            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Investor Warrants were purchased by YAAF II and YAAF II Parallel pursuant to the Securities Purchase Agreement (the “Purchase Agreement”), dated as of October 15, 2009, by and among YAAF II, YAAF II Parallel and the Company.  Among other covenants and agreements, the Purchase Agreement contains (subject to the terms and provisions of the Purchase Agreement):

(1)                                  A “standstill” provision that limits the ability of the Investors and their affiliates to (i) acquire additional Common Stock of the Company, (ii) initiate and participate in certain extraordinary transactions involving the Company, and (iii) influence the Company’s governance;

(2)                                  A provision giving the Investors consent rights with respect to certain extraordinary transactions involving the Company for so long as they collectively own (or hold rights to acquire through exercise of the Warrants) at least 6,250,000 shares of Common Stock (subject to adjustment in certain circumstances);

(3)                                  A provision giving the Investors the right to appoint a nominee to the Company’s board of directors for so long as they collectively own (or hold rights to acquire through exercise of the Warrants) at least 875,000 shares of Common Stock (subject to adjustment in certain circumstances);

(4)                                  A provision requiring the Company to convene, on or prior to January 15, 2010, a special meeting of its stockholders to approve the issuance of Common Stock upon exercise of the Warrants;

(5)                                  A provision requiring the Company to grant the Investors an exception to the Company’s stockholder protection rights agreement to permit the transactions contemplated by the Purchase Agreement and, subject to certain restrictions, to transfer the securities acquired in connection therewith;

(6)                                  A provision preventing the Investors and their affiliates from entering into certain hedging and similar transactions with respect to the Common stock until eighteen months after the date of the Purchase Agreement; and

(7)                                  Rights of first refusal (i) in favor of the Investors with respect to certain security issuances by the Company prior to the first anniversary of the Purchase Agreement, and (ii) in favor of the Company with respect to certain sales of Common Stock by the Investors after the sixth anniversary of the Purchase Agreement.

This summary of the Purchase Agreement is qualified in its entirety by reference to the provisions of the Purchase Agreement incorporated by reference in and filed as an exhibit to this Schedule 13D.

The Contingent Warrants were acquired by YAAF II LLC pursuant to the Real Estate Fund Formation Agreement (the “Fund Agreement”), dated as of October 15, 2009, by and among YAAF II LLC and the Company.  Under the Fund Agreement, YAAF II LLC and the Company have agreed to cooperate in good faith to raise a real estate fund to invest in specified hotel and related real estate projects.  The Contingent Warrants will vest and become exercisable in part if certain capital commitment milestones are achieved with respect to the real estate fund, and additional Contingent Warrants will vest in increments to the extent that such capital commitments are invested in specified projects.  This summary of the Fund Agreement is qualified in its entirety by reference to the provisions of the Fund Agreement incorporated by reference in and filed as an exhibit to this Schedule 13D.

CUSIP No. 61748W108

In connection with the execution of the Purchase Agreement and the Fund Agreement, the Investors and YAAF II LLC entered into the Registration Rights Agreement (the “Registration Rights Agreement”), dated as of October 15,2009, with the Company.  The Registration Rights Agreement provides for certain rights relating to registration under the Securities Act of the shares of Common Stock issuable upon exercise of the Warrants.  This summary of the Registration Rights Agreement is qualified in its entirety by reference to the provisions of the Registration Rights Agreement incorporated by reference in and filed as an exhibit to this Schedule 13D.

Item 7.                            Materials to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1.	Securities Purchase Agreement, dated as of October 15, 2009.*

2.	Real Estate Fund Formation Agreement, dated as of October 15, 2009.**

3.	Registration Rights Agreement, dated as of October 15, 2009.***

4.	Warrant, dated as of October 15, 2009, issued to Yucaipa American Alliance Fund II, L.P..****

5.	Warrant, dated as of October 15, 2009, issued to Yucaipa American Alliance (Parallel) Fund II, L.P.*****

6.	Certificate of Designations for Series A Preferred Securities.******

7.	Joint Filing Agreement, dated as of November 25, 2009.

*	Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 16, 2009.

**	Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on October 16, 2009.

***	Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on October 16, 2009.

****	Incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on October 16, 2009.

*****	Incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on October 16, 2009.

******	Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on October 16, 2009.

CUSIP No. 61748W108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 25, 2009

RONALD W. BURKLE

By:	/s/ Ronald W. Burkle

YUCAIPA AMERICAN MANAGEMENT, LLC

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN FUNDS, LLC

By: Yucaipa American Management, LLC
Its: Managing Member

	By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE FUND II, LLC

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

		By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

CUSIP No. 61748W108

YUCAIPA AMERICAN ALLIANCE FUND II, L.P.

By: Yucaipa American Alliance Fund II, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II, L.P.

By: Yucaipa American Alliance Fund II, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member